UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	18 March 2025 - “Proposed off-market purchase alongside Pfizer”

99.1

Haleon plc: Proposed off-market purchase alongside Pfizer Inc. offering

18 March 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) notes the announcement today by Pfizer Inc. ("Pfizer") of its proposed offering of ordinary shares of £0.01 each in the Company to institutional investors by way of an accelerated bookbuild offering process (the "Proposed Offering").

Haleon has agreed with Pfizer to make an off-market purchase of approximately £170 million worth of ordinary shares from Pfizer, subject to (a) the offering price per ordinary share in the Proposed Offering (the "Share Offering Price") being no more than the price per ordinary share as at close of trading today on the main market of the London Stock Exchange, and (b) completion of the Proposed Offering.

Subject to completion of the off-market purchase, the purchase price per ordinary share to be paid by Haleon to Pfizer will be equal to the Share Offering Price.

The off-market purchase will represent a portion of the £500 million allocated to share buybacks in 2025 announced on 27 February 2025. Haleon intends to cancel the purchased ordinary shares.

Further details will be provided following announcement by Pfizer of the results of the Proposed Offering.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Not for release, publication or distribution in the United States, Canada, Japan, Australia or any other state or jurisdiction in which such release, publication or distribution would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 18, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary